FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of September 2022

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Attached hereto are the resolutions adopted at Registrant's Annual General Meeting of Shareholders held today, September 1, 2022.

The contents of this Report on Form 6-K (this “Form 6-K”) are incorporated by reference into the Registrant’s Registration Statements on Form F-3 (Registration No. 333-266044) and on Form S-8 (Registration Nos. 333-180552, 333-187021, 333-204867, 333-210820, 333-217022, 333-221546, 333-223839, 333-231442, 333-236028, 333-253972, 333-255740 and 333-264974), and shall be a part thereof from the date on which this Form 6-K is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd.
(Registrant)

Dated September 1, 2022	By:	/s/ Gil Benyamini
Gil Benyamini
Chief Financial Officer

Resolutions Adopted at the Registrant’s Annual General Meeting of Shareholders

At the Annual General Meeting of Shareholders of Gilat Satellite Networks Ltd. (the “Company”) held at the Company’s offices at 21 Yegia Kapayim St., Petach Tikva, Israel, on Thursday, September 1, 2022 (the “Meeting”), all proposed resolutions were adopted, as follows:

1.	The number of directors serving on the Board of Directors was set at seven;

2.
Four members of the Board of Directors were re-elected, and one member of the Board of Directors was elected to serve until the Company’s next annual general meeting of shareholders and until their successors have been duly elected and qualified;

3.	The grant of options to Ms. Zalman Malach was approved;

4.	The Company’s compensation policy for executive officers and directors were adopted; and

5.
The reappointment and compensation of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the Company’s independent registered public accountants for the fiscal year ending December 31, 2022, and for such additional period until the next annual general meeting of shareholders, was ratified and approved.